                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                               AMENDMENT NO. 10 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       COGENERATION CORPORATION OF AMERICA
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   628950 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)


James J. Bender                           John P. Moore, Jr.
Vice President and General Counsel        Vice President and Corporate Secretary
NRG Energy, Inc.                          Northern States Power Company
1221 Nicollet Mall, Suite 700             414 Nicollet Mall, Fourth Floor
Minneapolis, MN 55043                     Minneapolis, MN  55401
(612) 373-5300                            (612) 330-5500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 26, 1999
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
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CUSIP No.628950 10 7                   13D

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     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          NRG Energy, Inc.  (I.R.S. Employer Identification Number 41-1724239)
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                                 (b)
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS

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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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   NUMBER           7    SOLE VOTING POWER             -3,106,612-
     OF
   SHARES
BENEFICIALLY
    OWNED
   BY EACH
  REPORTING
    PERSON
     WITH
               -----------------------------------------------------------------
                    8    SHARED VOTING POWER           - 0 -
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER        -3,106,612-
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER      - 0 -
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,106,612
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          Not applicable
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.30%
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     14   TYPE OF REPORTING PERSON
          CO
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
          This Amendment No. 10 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission by NRG Energy, Inc. ("NRG") and Northern States Power Company with respect to the common stock, par value $.01 per share (the "Common Stock"), of Cogeneration Corporation of America (the "Company"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Statement.


Item 4.   Purpose of Transaction

          Item 4 of the Statement is hereby amended by adding the following:

          On August 26, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Calpine Corporation, a Delaware corporation ("Calpine"), and Calpine East Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Calpine ("Merger Sub"). The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the "Merger"). Upon consummation of the Merger, all outstanding shares of Common Stock (other than shares held by Calpine or Merger Sub) will be converted into the right to receive $25.00 per share in cash. NRG is not a party to the Merger Agreement.

          Concurrently with the Merger Agreement, Calpine, Merger Sub and NRG have entered into a Contribution and Stockholders Agreement, dated as of August 26, 1999 (the "Stockholders Agreement"). The Stockholders Agreement provides that, subject to the terms and conditions thereof, immediately prior to the consummation of the Merger (i) NRG will contribute to Merger Sub a number of shares of Common Stock equal in value to (A) at least 20% of the total equity value of the Company less (B) the value of Cogen stock options held by NRG employees which have been or will be cancelled prior to the Merger, for 20% of the ownership interest in Merger Sub and (ii) Calpine will contribute to Merger Sub sufficient cash equal to 80% of the total equity value of the Company for 80% of the ownership interest in Merger Sub. The total equity value of the Company is defined as the sum of (i) the total number of outstanding shares of Common Stock multiplied by $25.00 and (ii) the aggregate amount of the difference between $25.00 and the exercise price of each of the outstanding Cogen stock options with an exercise price below $25.00. Calpine has also agreed to contribute cash, in the form of a loan, sufficient to satisfy certain obligations of the Company. Upon consummation of the Merger, NRG will own 20% and Calpine will own 80% of the outstanding shares of Common Stock of the Company.

          The Stockholders Agreement provides that the Board of Directors of the Company following the Merger shall consist of no more than seven directors with one director being appointed by NRG. In addition, the consent of NRG is required for the Company or its subsidiaries to take certain actions including, without limitation, actions relating to (i) the issuance of securities, (ii) the sale or disposition of subsidiaries or assets, (iii) amendments to the Certificate of Incorporation or By-Laws, (iv) mergers or consolidations with third parties and
(v) certain agreements with affiliates. The Stockholders Agreement prohibits Calpine and NRG from transferring their respective shares of Common Stock of the Company following the Merger for a period of three years without the prior written consent of the other stockholder, which consent cannot be unreasonably withheld or delayed.

          In addition, pursuant to the Stockholders Agreement, NRG has granted Calpine an irrevocable proxy with respect to all of the shares of Common Stock held by it (constituting 45.3% of the outstanding shares) to vote such shares in favor of approval of the Merger Agreement at a duly convened meeting of the Company's stockholders for such purpose. In the Merger Agreement, the Company has represented that the affirmative vote of the holders of two-thirds of the outstanding shares of the Company's Common Stock is required to approve the Merger.

          The Stockholders Agreement provides that Calpine shall have the right to acquire NRG's 20% interest in the Company during the 365-day period commencing on the third anniversary of the closing of the Merger for the fair market value of the interest as determined by an independent investment bank. In addition, at the closing of the Merger, certain existing operating and management and service agreements between NRG and its affiliates, on the one hand, and the Company and its affiliates, on the other hand, will be terminated at the effective time of the Merger and will be replaced by agreements between the Company and Calpine.

          The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is attached hereto as Exhibit 10. There can be no assurances that there will be any transaction resulting from the foregoing.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          See Item 4 for a description of the Stockholders Agreement among Calpine, Merger Sub and NRG.


Item 7.   Material to be filed as Exhibits

          Item 7 of the Statement is hereby amended by adding the following:
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          Exhibit 10 -- Contribution and Stockholders Agreement, dated as of
August 26, 1999, between NRG Energy, Inc., Calpine Corporation and Calpine East Acquisition Corp.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 27, 1999

                                       NRG ENERGY, INC.



                                       By:  /s/ James J. Bender
                                            ------------------------------------
                                            Name:   James J. Bender
                                            Title:  Vice President and General
                                                    Counsel


                                       NORTHERN STATES POWER COMPANY



                                       By:  /s/ John P. Moore, Jr.
                                            ------------------------------------
                                            Name:   John P. Moore, Jr.
                                            Title:  Vice President and Corporate
                                                    Secretary
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                                  EXHIBIT INDEX


Exhibit #      Description of Document
---------      -----------------------

1 Contribution and Stockholders Agreement, dated as of August 26, 1999, between NRG Energy, Inc., Calpine Corporation and Calpine East Acquisition Corp.